Exhibit 99.1

XPENG Announces Vehicle Delivery Results for June and Second Quarter 2026

GUANGZHOU, China, Jul. 1, 2026 (PRNewswire) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading global AI mobility technology company, today announced its vehicle delivery results for June and the second quarter of 2026.

XPENG delivered 40,126 vehicles in June 2026, bringing total second-quarter deliveries to 103,295 units. Additionally, deliveries of GX reached 6,739 units in June and the model’s 10,000th unit rolled off the production line today.

The Company expects to debut the XPENG MONA L03 in China on July 2, 2026, with presale to commence the same day, followed by a global market launch in July.

XPENG’s electric vehicles delivered from January to June 2026 are expected to reduce life-cycle greenhouse gas emissions by more than 2.66 million tons compared to internal combustion engine vehicles — equivalent to the carbon absorption of 43.92 million young trees over 10 years.

About XPENG

XPENG is a leading Chinese Smart EV and NEV company that designs, develops, manufactures, and markets Smart EVs and NEVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to become a smart technology company trusted and loved by users worldwide. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Shenzhen, Silicon Valley, Amsterdam, and Munich. The Company’s Smart EVs and NEVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.